United States securities and exchange commission logo





                             May 12, 2023

       Mary Andrews Carlisle
       Senior Vice President and Chief Financial Officer
       Vulcan Materials Company
       1200 Urban Center Drive
       Birmingham, AL 35242

                                                        Re: Vulcan Materials
Company
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            filed February 24,
2023
                                                            File No. 001-33841

       Dear Mary Andrews Carlisle:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Cash Gross Profit, page 56

   1. Please tell us and disclose how you calculated the asphalt segment average sales prices for the Asphalt, Concrete
and Calcium segments.
       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Reconciliation of Non-GAAP Financial Measures
       EBITDA and Adjusted EBITDA, page 57

   2. Your presentation of EBITDA includes an adjustment for discontinued operations.
                                                        Measures that are
calculated differently than those described as EBITDA in Question
                                                        103.01 of the
Commission   s updated Compliance and Disclosure Interpretations should not be characterized as
EBITDA. Accordingly, either revise your calculation of EBITDA or revise the title to
distinguish it from EBITDA.
 Mary Andrews Carlisle
Vulcan Materials Company
May 12, 2023
Page 2
3. We note that Adjusted EBITDA contains adjustments for charges associated with divested operations and adjustments for business development in each of the three years presented.
         We further note that charges for divested operations describe the amounts as non-routine charges or gains associated with acquisitions or dispositions. Given that you disclose that acquisitions represent a priority in your growth management and capital allocation, please tell us why these adjustments are deemed appropriate when considering Question 100.01
         of the SEC Staff   s Compliance and Disclosure Interpretation on
Non-GAAP Financial
         Measures and Item 10(e)(1)(ii) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brian McAllister at (202) 551-3341 or Shannon Buskirk at (202) 551-
3717 if you have questions regarding comments on the financial statements and related matters.




FirstName LastNameMary Andrews Carlisle                       Sincerely,
Comapany NameVulcan Materials Company
                                                              Division of
Corporation Finance
May 12, 2023 Page 2                                           Office of Energy
& Transportation
FirstName LastName